UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 9, 2020

RAYTHEON COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-13699	95-1778500
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

870 Winter Street, Waltham, Massachusetts 02451

(Address of Principal Executive Offices) (Zip Code)

(781) 522-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	RTN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 9, 2020, Raytheon Company (“Raytheon”), United Technologies Corporation (“UTC”) and Light Merger Sub Corp. (“Merger Sub”) entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 9, 2019, by and among UTC, Merger Sub and Raytheon.

As previously disclosed and pursuant to the Merger Agreement, effective as of the effective time of the merger of Merger Sub with and into Raytheon (the “Merger”), the board of directors of UTC will be comprised of 15 directors, of which seven will be individuals who were members of the board of directors of Raytheon (including the CEO of Raytheon) immediately prior to the effective time of the Merger, and eight will be individuals who were members of the board of directors of UTC (including the Chief Executive Officer (“CEO”) of UTC) (collectively, the “UTC Continuing Directors”) immediately prior to the effective time of the Merger.

The Amendment amends the Merger Agreement to provide that at least six, rather than all, of the seven UTC Continuing Directors (and other than the CEO of UTC) will qualify as an “independent director” under the listing standards of the New York Stock Exchange and the applicable rules of the U.S. Securities and Exchange Commission, and makes certain related changes to the bylaws of the combined company attached to the Merger Agreement as Annex A in connection with this change.

Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains in full force and effect as originally executed on June 9, 2019. The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment attached hereto as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 9, 2019, by and among United Technologies Corporation, Light Merger Sub Corp. and Raytheon Company

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the Rockwell Collins acquisition, the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the combined company of its common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the joint proxy statement/prospectus (defined below) and the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, on September 4, 2019, UTC filed with the SEC an amendment to the registration statement on Form S-4 originally filed on July 17, 2019, which includes a joint proxy statement of UTC and Raytheon that also constitutes a prospectus of UTC (the “joint proxy statement/prospectus”). The registration statement was declared effective by the SEC on September 9, 2019, and UTC and Raytheon commenced mailing the joint proxy statement/prospectus to shareowners of UTC and stockholders of Raytheon on or about September 10, 2019. Each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02451, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYTHEON COMPANY

Date: March 13, 2020	By:	/s/ Frank R. Jimenez
Frank R. Jimenez
Vice President, General Counsel and Secretary

Exhibit 2.1

AMENDMENT NO. 1

TO THE

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment”), dated as of March 9, 2020, to the Agreement and Plan of Merger, dated as of June 9, 2019 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and among United Technologies Corporation, a Delaware corporation (“UTC”), Light Merger Sub Corp., a Delaware corporation (“Merger Sub”), and Raytheon Company, a Delaware corporation (“Raytheon”), is by and among the parties hereto.

WHEREAS, pursuant to Section 8.3 of the Merger Agreement, the parties hereto wish to mutually agree to amend the Merger Agreement as described herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.    Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

2.    Amendment to the Merger Agreement.

(a)  The text of Section 2.2(d)(i) of the Merger Agreement is hereby amended and restated as follows:

“(d)    Board of Directors of UTC. Effective as of the Effective Time, the Board of Directors of UTC shall consist of a total of fifteen (15) directors, of whom:

(i)    Seven (7) directors, each of whom shall be a member of the Board of Directors of UTC as of immediately prior to the Effective Time and at least six (6) of whom shall qualify as an “independent director” under the listing standards of the listing standards of the New York Stock Exchange (the “NYSE”) and the applicable rules of the SEC (the “SEC”), shall be designated by the Board of Directors of UTC prior to the Effective Time, in each case until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the Amended and Restated Bylaws (it being understood that until the second anniversary of the Closing Date, each other UTC Continuing Independent Director (as defined in the Amended and Restated Bylaws) shall be selected in accordance with the Amended and Restated Bylaws);”

(b)  The text of Section 2.11(B)(1) of Exhibit A to the Merger Agreement is hereby amended and restated as follows:

“(1)    the Board of Directors shall be composed of (i) six RTN Continuing Independent Directors (as defined in Section 2.18(H) below), (ii) six UTC Continuing Independent Directors (as defined in Section 2.18(H) below), (iii) one UTC Continuing Independent Director or one UTC Continuing Non-Independent Non-CEO Director (defined in Section 2.18(H) below), (iv) until the Succession Date (as defined in Section 2.18(A) below), the executive Chairman of the Board and (v) the Chief Executive Officer, and any vacancy on the Board of Directors will be filled as provided in Section 2.18(F) of these Bylaws;”

(c)  The text of Section 2.11(C) of Exhibit A to the Merger Agreement is hereby amended and restated as follows:

“(C)    Notwithstanding anything to the contrary in these Bylaws, unless the then-serving independent directors (for this purpose, deemed to include the UTC Continuing Non-Independent Non-CEO Director, if any) shall have adopted a resolution to the contrary in accordance with Section 2.11(E) of these Bylaws, (1) prior to the Succession Date (as defined in Section 2.18(A) below), the executive Chairman of the Board shall have the roles and responsibilities set forth in Section 2.18(B) of these Bylaws, and (2) prior to the Specified Date, the Chief Executive Officer of the Corporation shall have the roles and responsibilities set forth in Section 2.18(C) of these Bylaws.”

(d)  The text of Section 2.11(E) of Exhibit A to the Merger Agreement is hereby amended and restated as follows:

“(E)    Any resolution of the type specified in Sections 2.11(B) and (C) of these Bylaws, and any approval of the type specified in Section 2.11(D) of these Bylaws, must be adopted or approved, respectively, by directors representing at least 75% of the then-serving directors or the then-serving independent directors (including, if applicable, the UTC Continuing Non-Independent Non-CEO Director, if any), as applicable.”

(e)  The text of Section 2.18(D) of Exhibit A to the Merger Agreement is hereby amended and restated as follows:

“(D)    Prior to the Specified Date the replacement of the Pre-Closing CEO as the Chief Executive Officer upon his ceasing for any reason in accordance with these Bylaws to serve in the position of Chief Executive Officer shall be determined by the Independent Directors on the Board of Directors (for this purpose, deemed to include the UTC Continuing Non-Independent Non-CEO Director, if any), including at least two of the UTC Continuing Directors (other than the Pre-Closing CEO), and at least two of the RTN Continuing Independent Directors.”

(f)  The text of Section 2.18(E) of Exhibit A to the Merger Agreement is hereby amended and restated as follows:

“(E)    Any RTN Continuing Independent Director, UTC Continuing Independent Director or UTC Continuing Non-Independent Non-CEO Director who is then serving as a member of the Board of Directors and whose term is expiring at an annual meeting of shareholders held on a date that is prior to the Specified Date shall be nominated by the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) for election to the Board of Directors at such annual meeting, (1) so long as, other than with respect to the UTC Continuing Non-Independent Non-CEO Director, if any, such RTN Continuing Independent Director or UTC Continuing Independent Director qualifies as an Independent Director and (2) unless such RTN Continuing Independent Director, UTC Continuing Independent Director or UTC Continuing Non-Independent Non-CEO Director, as applicable, notifies the Board of Directors of his or her desire not be so nominated. Until the Specified Date, in the event that any RTN Continuing Independent Director, UTC Continuing Independent Director or UTC Continuing Non-Independent Non-CEO Director is not nominated for election to the Board of Directors by the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) or the Board of Directors in accordance with the immediately preceding clauses (1) (which shall not apply to the UTC Continuing Non-Independent Non-CEO Director) or (2), the nominee to serve as the successor to such RTN Continuing Independent Director, UTC Continuing Independent Director or UTC Continuing Non-Independent Non-CEO Director, as applicable, shall be determined in accordance with paragraph (F) of this Section 2.18.”

(g)  The text of Section 2.18(F) of Exhibit A to the Merger Agreement is hereby amended and restated as follows:

“(F)    Until the Specified Date, all vacancies on the Board of Directors created by the cessation of service of a RTN Continuing Independent Director, a UTC Continuing Independent Director or a UTC Continuing Non-Independent Non-CEO Director, if any, or any increase in the number of directors comprising the whole Board of Directors pursuant to the last sentence of this paragraph (F) of this Section 2.18 shall be filled by an individual proposed for nomination to the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) by a majority of the remaining RTN Continuing Directors (in the case of a RTN Continuing Independent Director) or UTC Continuing Directors (in the case of a UTC Continuing Independent Director or a UTC Continuing Non-Independent Non-CEO Director), as applicable, provided, in each case, that such individual qualifies as an Independent Director. Until the Specified Date, in the event that any such proposed individual is not nominated for election to the Board of Directors by the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) or the Board of Directors in accordance with the immediately preceding proviso, a majority of the remaining RTN Continuing Directors or UTC Continuing Directors, as applicable, shall propose another individual (and this process shall be repeated) until such an individual proposed by a majority of the remaining RTN Continuing Directors or UTC Continuing Directors, respectively, is duly nominated to serve as a member of the Board of Directors by the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) in accordance with this paragraph (F) of this Section 2.18. Until the Specified Date, if any RTN Continuing Independent Director, UTC Continuing Independent Director or UTC Continuing Non-Independent Non-CEO Director is removed from the Board of Directors (and the resulting vacancy is filled) by the shareholders pursuant to Section 2.15 of these Bylaws, or any nominee for election to the Board of Directors pursuant to paragraph (E) or this paragraph (F) of this Section 2.18 is not elected to the Board of Directors (and his or her successor (who would not constitute a RTN Continuing Independent Director or UTC Continuing Independent Director, as applicable) is elected and qualified) in a contested election of directors, then the number of directors composing the whole Board of Directors shall be increased to account for the removal of such RTN Continuing Independent Director, UTC Continuing Independent Director or UTC Continuing Non-Independent Non-CEO Director, if any, or the failure of such nominee to be elected, as the case may be, and the resulting vacancy shall be filled in accordance with this paragraph (F) of this Section 2.18.”

(h)  The text of Section 2.18(H) of Exhibit A to the Merger Agreement is hereby amended and restated as follows:

“(H)    For purposes of these Bylaws, (1) the term “RTN Continuing Independent Directors” shall mean the members of the Board of Directors who (A) were directors as of [insert Closing Date] and designated to serve on the Board of Directors pursuant to Section 2.2(d)(ii) of the Agreement and Plan of Merger, dated as of June 9, 2019, by and among the Corporation, Light Merger Sub Corp. and Raytheon Company (the “Merger Agreement”), or (B) became members of the Board of Directors subsequent to [insert Closing Date] and were proposed for nomination to the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) by a majority of the RTN Continuing Directors then on the Board of Directors and (2) the term “RTN Continuing Directors” shall mean the RTN Continuing Independent Directors and the Former RTN CEO. For purposes of these Bylaws, (1) the term “UTC Continuing Independent Directors” shall mean the members of the Board of Directors who (A) were directors as of [insert Closing Date] and designated to serve on the Board of Directors as Independent Directors pursuant to Section 2.2(d)(i) of the Merger Agreement or (B) became members of the Board of Directors subsequent to [insert Closing Date] and were proposed for nomination to the Committee on Governance and Public Policy of the Board of Directors (or its successor committee) by a majority of the UTC Continuing Directors then on the Board of Directors and (2) the term “UTC Continuing Directors” shall mean the UTC Continuing Independent Directors, the Pre-Closing CEO and one additional director who is not an Independent Director and was designated to serve on the Board of Directors pursuant to Section 2.2(d)(i) of the Merger Agreement (the “UTC Continuing Non-Independent Non-CEO Director”). For purposes of these Bylaws, the term “Independent Director” shall mean an individual who qualifies as independent under the listing standards of the principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation’s directors.”

3.    References. Each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder”, “herein”, “hereby” or words of similar import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, all references in the Merger Agreement, the UTC Disclosure Letter and the Raytheon Disclosure Letter to “the date hereof” or “the date of this Agreement” shall refer to June 9, 2019.

4.    Effect of Amendment. Except as otherwise expressly provided herein, all of the terms, agreements and conditions of the Merger Agreement remain unchanged and continue in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment, waiver or consent of any other term, agreement or condition of the Merger Agreement or any of the documents referred to therein.

5.    Miscellaneous. Section 8.3, Section 8.4 and Article IX of the Merger Agreement shall apply mutatis mutandis to this Amendment.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

UNITED TECHNOLOGIES CORPORATION

By:	/s/ Gregory J. Hayes
Name:	Gregory J. Hayes
Title:	Chairman and Chief Executive Officer

LIGHT MERGER SUB CORP.

By:	/s/ Gregory J. Hayes
Name:	Gregory J. Hayes
Title:	Chief Executive Officer and President

RAYTHEON COMPANY

By:	/s/ Thomas A. Kennedy
Name:	Thomas A. Kennedy
Title:	Chairman and Chief Executive Officer

[Signature Page to Amendment No. 1 to the Merger Agreement]